Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

August 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q2 2012, is included as an exhibit and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: August 8, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

Q2 2012

Condensed consolidated income statement	p 2

Condensed consolidated statement of comprehensive income	p 3

Condensed consolidated statement of financial position	p 4

Condensed consolidated statement of changes in equity	p 5

Condensed consolidated cash flow statement	p 6

Notes to the condensed consolidated interim financial statements	p 7

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Premium income	4	4,597	4,501	10,448	10,778
Investment income	5	2,200	2,099	4,276	4,210
Fee and commission income		469	428	934	888
Other revenues		3	2	5	4

Total revenues		7,269	7,030	15,663	15,880
Income from reinsurance ceded	6	1,080	477	2,033	907
Results from financial transactions	7	(1,944)	932	5,621	2,045
Other income	8	2	(3)	2	34

Total income		6,407	8,436	23,319	18,866

Benefits and expenses	9	5,898	7,759	22,062	17,618
Impairment charges / (reversals)	10	52	106	98	170
Interest charges and related fees		126	117	258	228
Other charges	11	—	(7)	18	21

Total charges		6,076	7,975	22,436	18,037

Share in net result of associates		7	12	18	17

Income before tax		338	473	901	846
Income tax (expense) / benefit		(84)	(69)	(126)	(115)

Net income		254	404	775	731

Net income attributable to:
Equity holders of AEGON N.V.		254	403	775	730
Non-controlling interests		—	1	—	1

Earnings and dividend per share (EUR per share)
Basic earnings per share [1]		0.08	(0.04)	0.33	(0.09)
Diluted earnings per share [1]		0.08	(0.04)	0.33	(0.09)
Dividend per common share [2]		0.10	—	0.10	—

Earnings per common share calculation
Net income		254	403	775	730
Preferred dividend		(59)	(59)	(59)	(59)
Coupons on other equity instruments		(51)	(43)	(98)	(87)
Coupons and premium on convertible core capital securities		—	(375)	—	(750)

Earnings attributable to common shareholders		144	(74)	618	(166)

Weighted average number of common shares outstanding		1,886	1,880	1,883	1,823

[1]	After deduction of preferred dividend, coupons on other equity instruments and coupons and premium on core capital securities.
[2]

Dividend per common share of EUR 0.10 reflects the 2012 interim dividend. The interim dividend will be paid in cash or stock at the election of the shareholder. The interim dividend will be payable as of September 14, 2012.

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net income	254	404	775	731

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	1,039	565	1,492	365
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(150)	(158)	(184)	(219)
Changes in revaluation reserve real estate held for own use	3	1	3	—
Changes in cash flow hedging reserve	443	84	113	(3)
Movement in foreign currency translation and net foreign investment hedging reserve	769	(295)	464	(1,183)
Equity movements of associates	2	1	19	(7)
Aggregate tax effect of items recognized in other comprehensive income	(429)	(156)	(416)	(56)
Other	(7)	(7)	(5)	(6)

Other comprehensive income for the period	1,670	35	1,486	(1,109)
Total comprehensive income	1,924	439	2,261	(378)

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	1,925	439	2,262	(378)
Non-controlling interests	(1)	—	(1)	—

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR millions	Notes	June 30, 2012	Dec. 31, 2011
ASSETS
Intangible assets	12	3,213	3,285
Investments	13	147,065	144,079
Investments for account of policyholders	14	151,633	142,529
Derivatives	15	20,072	15,504
Investments in associates		791	742
Reinsurance assets	16	12,661	11,517
Deferred expenses and rebates	17	11,879	11,633
Other assets and receivables		7,931	8,184
Cash and cash equivalents		8,737	8,104

Total assets		363,982	345,577

EQUITY AND LIABILITIES
Shareholders’ equity		23,018	21,000
Other equity instruments	19	5,002	4,720

Issued capital and reserves attributable to equity holders of AEGON N.V.		28,020	25,720
Non-controlling interests		13	14

Group equity		28,033	25,734

Trust pass-through securities		163	159
Subordinated borrowings	20	61	18
Insurance contracts		108,008	105,175
Insurance contracts for account of policyholders		78,037	73,425
Investment contracts		19,790	20,847
Investment contracts for account of policyholders		75,668	71,433
Derivatives	15	16,182	12,728
Borrowings	21	11,065	10,141
Other liabilities		26,975	25,917

Total liabilities		335,949	319,843

Total equity and liabilities		363,982	345,577

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total
Six months ended June 30, 2012

At beginning of year	9,097	9,403	3,464	(964)	—	4,720	25,720	14	25,734

Net income recognized in the income statement	—	775	—	—	—	—	775	—	775
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	1,492	—	—	—	1,492	—	1,492
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(184)	—	—	—	(184)	—	(184)
Changes in revaluation reserve real estate held for own use	—	—	3	—	—	—	3	—	3
Changes in cash flow hedging reserve	—	—	113	—	—	—	113	—	113
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	464	—	—	464	—	464
Equity movements of associates	—	—	—	19	—	—	19	—	19
Aggregate tax effect of items recognized in other comprehensive income	—	—	(398)	(18)	—	—	(416)	—	(416)
Transfer from / to other headings	—	(20)	20	—	—	—	—	—	—
Other	—	(4)	—	—	—	—	(4)	(1)	(5)

Total other comprehensive income	—	(24)	1,046	465	—	—	1,487	(1)	1,486

Total comprehensive income/ (loss) for 2012	—	751	1,046	465	—	—	2,262	(1)	2,261

Treasury shares	—	2	—	—	—	—	2	—	2
Dividends paid on common shares	—	(79)	—	—	—	—	(79)	—	(79)
Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)
Issuance of non-cumulative subordinated loans	—	—	—	—	—	271	271	—	271
Coupons on non-cumulative subordinated notes	—	(10)	—	—	—	—	(10)	—	(10)
Cost of issuance of non-cumulative subordinated notes (net of tax)	—	(10)	—	—	—	—	(10)	—	(10)
Coupons on perpetual securities	—	(88)	—	—	—	—	(88)	—	(88)
Share options and incentive plans	—	—	—	—	—	11	11	—	11

At end of period	9,097	9,910	4,510	(499)	—	5,002	28,020	13	28,033

Six months ended June 30, 2011

At beginning of year	8,184	9,529	958	(1,343)	1,500	4,704	23,532	11	23,543

Net income recognized in the income statement	—	730	—	—	—	—	730	1	731
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	—	—	365	—	—	—	365	—	365
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	—	—	(219)	—	—	—	(219)	—	(219)
Changes in revaluation reserve real estate held for own use	—	—	(3)	—	—	—	(3)	—	(3)
Movement in foreign currency translation and net foreign investment hedging reserves	—	—	—	(1,183)	—	—	(1,183)	—	(1,183)
Equity movements of associates	—	—	—	(7)	—	—	(7)	—	(7)
Aggregate tax effect of items recognized in other comprehensive income	—	—	(112)	56	—	—	(56)	—	(56)
Other	—	(5)	—	—	—	—	(5)	(1)	(6)

Total other comprehensive income	—	(5)	31	(1,134)	—	—	(1,108)	(1)	(1,109)

Total comprehensive income / (loss) for 2011	—	725	31	(1,134)	—	—	(378)	—	(378)
Shares issued	913	—	—	—	—	—	913	—	913
Cost of issuance of shares (net of tax)	—	(14)	—	—	—	—	(14)	—	(14)
Preferred dividend	—	(59)	—	—	—	—	(59)	—	(59)
Coupons on perpetual securities	—	(87)	—	—	—	—	(87)	—	(87)
Repurchase of convertible core capital securities	—	—	—	—	(1,500)	—	(1,500)	—	(1,500)
Coupons and premium on convertible core capital securities	—	(750)	—	—	—	—	(750)	—	(750)
Share options and incentive plans	—	—	—	—	—	7	7	—	7

At end of period	9,097	9,344	989	(2,477)	—	4,711	21,664	11	21,675

[1]	For a breakdown of share capital please refer to note 18.
[2]	Issued capital and reserves attributable to equity holders of AEGON N.V.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

EUR millions	YTD 2012	YTD 2011
Cash flow from operating activities	(228)	(345)

Purchases and disposals of intangible assets	(15)	(7)
Purchases and disposals of equipment and other assets	(28)	(25)
Purchases, disposals and dividends of subsidiaries and associates	(5)	(7)

Cash flow from investing activities	(48)	(39)

Issuance of share capital	—	913
Dividends paid	(138)	(59)
Issuances, repurchases and coupons of convertible core capital securities	—	(2,250)
Issuances, repurchases and coupons of perpetuals	(117)	(117)
Issuances, repurchases and coupons of non cumulative subordinated notes	257	—
Issuances and repayments of borrowings	1,050	1,149

Cash flow from financing activities	1,052	(364)

Net increase / (decrease) in cash and cash equivalents	776	(748)

Net cash and cash equivalents at January 1	7,826	5,174
Effects of changes in foreign exchange rates	52	(46)

Net cash and cash equivalents at end of period	8,654	4,380

	June 30, 2012	June 30, 2011
Cash and cash equivalents	8,737	4,450
Bank overdrafts	(83)	(70)

Net cash and cash equivalents	8,654	4,380

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the second quarter ended, June 30, 2012, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). They do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and should therefore be read together with the 2011 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2011. AEGON’s Annual Report for 2011 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements as at, and for the second quarter ended, June 30, 2012, were approved by the Executive Board on August 8, 2012.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2011 consolidated financial statements, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board as adopted by the European Union, except for the following accounting policy for compound instruments:

•

Non-cumulative subordinated notes, issued on February 7, 2012, are identified as a compound instrument due to the nature of this financial instrument. For these non-cumulative subordinated notes, issued in US dollars, AEGON has an unconditional right to avoid delivering cash or another financial asset to settle the coupon payments. The redemption of the principal is however not at the discretion of AEGON and therefore AEGON has a contractual obligation to settle the redemption in cash or another financial asset or through the exchange of financial assets and liabilities at potentially unfavorable conditions for AEGON. Compound instruments are separated into liability components and equity components. The liability component for the non-cumulative subordinated notes is equal to the present value of the redemption amount and subsequently carried at amortized cost using the effective interest rate method. The liability component is derecognized when the Group’s obligation under the contract expires, is discharged or is cancelled. The equity component is assigned the residual amount after deducting the liability component from the fair value of the instrument as a whole. The equity component in US dollars is translated into euro using the historical transaction exchange rates.

Incremental external costs that are directly attributable to the issuing or buying back of the non-cumulative subordinated notes are recognized in either equity or income statement proportionately to the equity component and liability component, net of tax.

Coupon payments and other distributions to holders of the non-cumulative subordinated notes are recognized directly in equity, net of tax. A liability for non-cumulative dividends payable is not recognized until the coupon has been declared and approved.

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The following standards, interpretations, amendments to standards and interpretations became effective in 2012:

•	Amendment to IFRS 1 First time adoption – Severe Hyperinflation and Removal of Fixed Dates for First Time Adopters;

•	Amendment to IFRS 7 Disclosures – Transfers of Financial Assets;

•	IAS 12 Income Taxes – Recovery of Tax Assets.

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended June 30, 2012.

Taxes on income for the first six months of 2012 are accrued using the tax rate that would be applicable to expected total annual earnings.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
June 30, 2012	1	EUR	1.2691	0.8091
December 31, 2011	1	EUR	1.2982	0.8353

Weighted average exchange rates

			USD	GBP
First six months 2012	1	EUR	1.2962	0.8217
First six months 2011	1	EUR	1.4025	0.8670

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3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended June 30, 2012

Underlying earnings before tax geographically	339	71	25	64	(56)	—	443	(1)	442
Fair value items	(79)	153	(1)	(12)	40	—	101	—	101
Realized gains / (losses) on investments	54	(6)	34	3	—	—	85	—	85
Impairment charges	(57)	(3)	—	—	—	2	(58)	—	(58)
Impairment reversals	18	—	—	—	—	(2)	16	—	16
Other income / (charges)	(1)	(266)	13	—	—	—	(254)	—	(254)
Run-off businesses	6	—	—	—	—	—	6	—	6

Income before tax	280	(51)	71	55	(16)	—	339	(1)	338
Income tax (expense) / benefit	(65)	23	(22)	(18)	(3)	—	(85)	1	(84)

Net income	215	(28)	49	37	(19)	—	254	—	254

Inter-segment underlying earnings	(47)	(21)	(16)	71	13

Revenues
Life insurance gross premiums	1,615	410	1,572	348	—	(16)	3,929	(41)	3,888
Accident and health insurance	456	43	—	42	1	(1)	541	—	541
General insurance	—	134	—	34	—	—	168	—	168

Total gross premiums	2,071	587	1,572	424	1	(17)	4,638	(41)	4,597
Investment income	930	558	627	89	100	(101)	2,203	(3)	2,200
Fee and commission income	294	80	35	129	—	(69)	469	—	469
Other revenues	1	—	—	—	2	—	3	—	3

Total revenues	3,296	1,225	2,234	642	103	(187)	7,313	(44)	7,269

Inter-segment revenues	9	—	—	78	100

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Three months ended June 30, 2011

Underlying earnings before tax geographically	314	74	10	70	(68)	1	401	(4)	397
Fair value items	(52)	2	—	(3)	30	—	(23)	—	(23)
Realized gains / (losses) on investments	50	142	11	1	—	—	204	—	204
Impairment charges	(69)	(3)	(40)	(4)	—	—	(116)	1	(115)
Impairment reversals	16	—	—	—	—	—	16	—	16
Other income / (charges)	(3)	(11)	1	(3)	—	—	(16)	—	(16)
Run-off businesses	10	—	—	—	—	—	10	—	10

Income before tax	266	204	(18)	61	(38)	1	476	(3)	473
Income tax (expense) / benefit	(36)	(35)	—	(15)	14	—	(72)	3	(69)

Net income	230	169	(18)	46	(24)	1	404	—	404

Inter-segment underlying earnings	(39)	(10)	(17)	61	5

Revenues
Life insurance gross premiums	1,455	483	1,648	347	—	(14)	3,919	(69)	3,850
Accident and health insurance	410	40	—	38	—	—	488	(1)	487
General insurance	—	127	—	37	—	—	164	—	164

Total gross premiums	1,865	650	1,648	422	—	(14)	4,571	(70)	4,501
Investment income	879	549	609	80	83	(82)	2,118	(19)	2,099
Fee and commission income	253	79	36	118	—	(58)	428	—	428
Other revenues	1	—	—	—	1	—	2	—	2

Total revenues	2,998	1,278	2,293	620	84	(154)	7,119	(89)	7,030

Inter-segment revenues	8	—	1	65	80

As of the first quarter of 2012, AEGON has revised its financial reporting to reflect changes in its organization. Businesses in Asia, which were previously managed by AEGON Americas, are included in the Asia line of business within the “New Markets” segment. For the full year 2011, the underlying earnings before tax generated by the Asian operations totaling EUR 37 million were previously reported under the “Americas” segment.

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EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Six months ended June 30, 2012

Underlying earnings before tax geographically	631	150	54	152	(117)	(2)	868	(4)	864
Fair value items	(15)	195	(3)	(5)	85	—	257	—	257
Realized gains / (losses) on investments	63	28	34	5	—	—	130	—	130
Impairment charges	(93)	(6)	—	(4)	(4)	2	(105)	—	(105)
Impairment reversals	24	—	—	—	—	(2)	22	—	22
Other income / (charges)	(2)	(269)	19	(18)	(1)	—	(271)	—	(271)
Run-off businesses	4	—	—	—	—	—	4	—	4

Income before tax	612	98	104	130	(37)	(2)	905	(4)	901
Income tax (expense) / benefit	(118)	15	(9)	(45)	27	—	(130)	4	(126)

Net income	494	113	95	85	(10)	(2)	775	—	775

Inter-segment underlying earnings	(93)	(33)	(32)	142	16

Revenues
Life insurance gross premiums	3,196	2,182	2,987	756	—	(34)	9,087	(134)	8,953
Accident and health insurance	900	152	—	104	2	(2)	1,156	—	1,156
General insurance	—	268	—	71	—	—	339	—	339

Total gross premiums	4,096	2,602	2,987	931	2	(36)	10,582	(134)	10,448
Investment income	1,820	1,110	1,189	175	189	(188)	4,295	(19)	4,276
Fee and commission income	579	166	66	257	—	(134)	934	—	934
Other revenues	1	—	—	1	3	—	5	—	5

Total revenues	6,496	3,878	4,242	1,364	194	(358)	15,816	(153)	15,663

Inter-segment revenues	16	—	1	154	187

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Associates eliminations	Consolidated
Six months ended June 30, 2011

Underlying earnings before tax geographically	650	155	22	138	(150)	—	815	(8)	807
Fair value items	(64)	(58)	(1)	(3)	18	—	(108)	—	(108)
Realized gains / (losses) on investments	74	177	40	4	—	—	295	—	295
Impairment charges	(152)	(6)	(40)	(6)	—	—	(204)	1	(203)
Impairment reversals	41	1	—	—	—	—	42	—	42
Other income / (charges)	(3)	(19)	(5)	8	—	—	(19)	—	(19)
Run-off businesses	32	—	—	—	—	—	32	—	32

Income before tax	578	250	16	141	(132)	—	853	(7)	846
Income tax (expense) / benefit	(92)	(42)	20	(46)	38	—	(122)	7	(115)

Net income	486	208	36	95	(94)	—	731	—	731

Inter-segment underlying earnings	(79)	(20)	(34)	125	8

Revenues
Life insurance gross premiums	2,977	2,354	3,510	782	—	(25)	9,598	(225)	9,373
Accident and health insurance	823	149	—	97	—	—	1,069	(1)	1,068
General insurance	—	259	—	78	—	—	337	—	337

Total gross premiums	3,800	2,762	3,510	957	—	(25)	11,004	(226)	10,778
Investment income	1,814	1,069	1,208	155	166	(163)	4,249	(39)	4,210
Fee and commission income	527	174	73	236	—	(122)	888	—	888
Other revenues	1	—	—	1	2	—	4	—	4

Total revenues	6,142	4,005	4,791	1,349	168	(310)	16,145	(265)	15,880

Inter-segment revenues	14	1	1	135	159

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Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of AEGON’s associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of AEGON’s business including insight into the financial measures that senior management uses in managing the business.

AEGON’s senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in AEGON’s peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with AEGON’s reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

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Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of associates

Earnings from AEGON’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

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3.2 Investments geographically

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At June 30, 2012	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,688	39	Shares	1,330	411	49	69	6	(2)	1,863
84,231	8,395	Debt securities	66,371	17,888	10,375	4,271	—	—	98,905
12,481	6	Loans	9,834	19,648	7	692	—	—	30,181
15,338	20	Other financial assets	12,086	311	25	37	802	—	13,261
1,101	—	Investments in real estate	867	1,988	—	—	—	—	2,855

114,839	8,460	Investments general account	90,488	40,246	10,456	5,069	808	(2)	147,065
—	22,075	Shares	—	7,950	27,283	3,575	—	(5)	38,803
—	9,692	Debt securities	—	16,412	11,979	390	—	—	28,781
84,548	7,654	Separate accounts and investment funds	66,621	—	9,460	1,160	—	—	77,241
—	2,845	Other financial assets	—	463	3,516	1,710	—	—	5,689
—	905	Investments in real estate	—	—	1,119	—	—	—	1,119

84,548	43,171	Investments for account of policyholders	66,621	24,825	53,357	6,835	—	(5)	151,633
199,387	51,631	Investments on balance sheet	157,109	65,071	63,813	11,904	808	(7)	298,698
125,587	—	Off balance sheet investments third parties	98,958	—	—	54,332	—	—	153,290

324,974	51,631	Total revenue generating investments	256,067	65,071	63,813	66,236	808	(7)	451,988

		Investments
95,384	8,399	Available-for-sale	75,159	18,369	10,381	4,115	25	—	108,049
12,481	6	Loans	9,834	19,648	7	692	—	—	30,181
—	—	Held-to-maturity	—	—	—	172	—	—	172
90,421	42,321	Financial assets at fair value through profit or loss	71,249	25,066	52,306	6,925	783	(7)	156,322
1,101	905	Investments in real estate	867	1,988	1,119	—	—	—	3,974

199,387	51,631	Total investments on balance sheet	157,109	65,071	63,813	11,904	808	(7)	298,698

115	7	Investments in associates	91	51	9	635	5	—	791
33,867	6,076	Other assets	26,686	25,216	7,509	3,915	37,985	(36,818)	64,493

233,369	57,714	Consolidated total assets	183,886	90,338	71,331	16,454	38,798	(36,825)	363,982

			amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,570	45	Shares	1,209	505	54	60	11	(2)	1,837
84,192	8,261	Debt securities	64,853	17,640	9,890	4,036	—	—	96,419
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
16,196	—	Other financial assets	12,476	40	—	43	744	—	13,303
1,006	—	Investments in real estate	775	2,009	—	—	—	—	2,784

116,283	8,313	Investments general account	89,573	39,019	9,952	4,782	755	(2)	144,079
—	21,755	Shares	—	7,608	26,045	3,459	—	(4)	37,108
—	10,003	Debt securities	—	15,124	11,975	277	—	—	27,376
80,137	7,095	Separate accounts and investment funds	61,729	—	8,495	1,060	—	—	71,284
—	2,940	Other financial assets	—	491	3,519	1,619	—	—	5,629
—	946	Investments in real estate	—	—	1,132	—	—	—	1,132

80,137	42,739	Investments for account of policyholders	61,729	23,223	51,166	6,415	—	(4)	142,529
196,420	51,052	Investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608
119,371	—	Off balance sheet investments third parties	91,951	—	—	44,959	—	—	136,910

315,791	51,052	Total revenue generating investments	243,253	62,242	61,118	56,156	755	(6)	423,518

		Investments
96,145	8,266	Available-for-sale	74,060	18,016	9,896	3,861	27	—	105,860
13,319	7	Loans	10,260	18,825	8	643	—	—	29,736
—	—	Held-to-maturity	—	—	—	168	—	—	168
85,950	41,833	Financial assets at fair value through profit or loss	66,207	23,392	50,082	6,525	728	(6)	146,928
1,006	946	Investments in real estate	775	2,009	1,132	—	—	—	3,916

196,420	51,052	Total investments on balance sheet	151,302	62,242	61,118	11,197	755	(6)	286,608

100	7	Investments in associates	77	52	9	600	4	—	742
33,562	5,919	Other assets	25,852	19,403	7,086	3,789	35,878	(33,781)	58,227

230,082	56,978	Consolidated total assets	177,231	81,697	68,213	15,586	36,637	(33,787)	345,577

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4. Premium income and premium to reinsurers

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Gross
Life	3,888	3,850	8,953	9,373
Non-Life	709	651	1,495	1,405

Total	4,597	4,501	10,448	10,778

Reinsurance
Life	805	380	1,630	742
Non-Life	105	87	205	168

Total	910	467	1,835	910

Reinsurance premiums increased compared to 2011 mainly as a result of the increased external reinsurance life premiums following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011. Premiums paid to reinsurers are reported as part of Claims and benefits (note 9).

5. Investment income

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Interest income	1,927	1,785	3,739	3,622
Dividend income	234	273	459	501
Rental income	39	41	78	87

Total investment income	2,200	2,099	4,276	4,210

Investment income related to general account	1,514	1,432	2,973	2,903
Investment income for account of policyholders	686	667	1,303	1,307

Total	2,200	2,099	4,276	4,210

6. Income from reinsurance ceded

The increase in Income from reinsurance ceded is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR, completed on August 9, 2011.

7. Results from financial transactions

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Net fair value change of general account financial investments at FVTPL other than derivatives	(17)	30	246	157
Realized gains and (losses) on financial investments	191	277	246	381
Gains and (losses) on investments in real estate	(31)	(15)	(56)	(26)
Net fair value change of derivatives	263	(78)	393	(601)
Net fair value change on for account of policyholder financial assets at FVTPL	(2,368)	728	4,799	2,138
Net fair value change on investments in real estate for account of policyholders	(11)	5	(19)	11
Net foreign currency gains and (losses)	5	(1)	12	(9)
Net fair value change on borrowings and other financial liabilities	18	(18)	(6)	(10)
Realized gains and (losses) on repurchased debt	6	4	6	4

Total	(1,944)	932	5,621	2,045

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 9).

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8. Other income

Other income for the six months ended June 30, 2011 mainly relates to a benefit related to a settlement of legal claims.

9. Benefits and expenses

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Claims and benefits	5,056	6,945	20,550	16,013
Employee expenses	529	517	1,033	1,054
Administration expenses	272	313	534	597
Deferred expenses	(370)	(371)	(737)	(758)
Amortization charges	411	355	682	712

Total	5,898	7,759	22,062	17,618

Claims and benefits reflects the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, Claims and benefits includes commissions and expenses, as well as premium paid to reinsurers. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 7).

In Q2 2012, AEGON increased the technical provisions related to unit-linked insurance policies with EUR 265 million. This addition to the technical provisions is included in Claims and benefits. Refer to note 22 Commitments and contingencies for more details.

10. Impairment charges / (reversals)

EUR millions	Q2 2012	Q2 2011	YTD 2012	YTD 2011
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	66	121	116	209
Impairment reversals on financial assets, excluding receivables [1]	(16)	(16)	(22)	(42)
Impairment charges / (reversals) on non-financial assets and receivables	2	1	4	3

Total	52	106	98	170

Impairment charges on financial assets, excluding receivables, from:
Shares	—	1	4	3
Debt securities and money market instruments	55	115	86	185
Loans	11	6	25	15
Other	—	(1)	1	6

Total	66	121	116	209

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(16)	(14)	(17)	(38)
Loans	—	(2)	(5)	(4)

Total	(16)	(16)	(22)	(42)

[1]	Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

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11. Other charges

Other charges for the six months ended June 30, 2012 and 2011, consist mainly of the annual bank tax charge in Hungary.

12. Intangible assets

EUR millions	June 30, 2012	Dec. 31, 2011
Goodwill	758	753
VOBA	1,997	2,086
Future servicing rights	401	397
Software	46	36
Other	11	13

Total intangible assets	3,213	3,285

The increase in goodwill is attributable to foreign currency effects. The decrease in value of business acquired (VOBA) is mainly attributable to regular amortization and the impact of shadow accounting partly offset by foreign currency effects.

13. Investments

EUR millions	June 30, 2012	Dec. 31, 2011
Available-for-sale (AFS)	108,049	105,860
Loans	30,181	29,736
Held-to-maturity (HTM)	172	168
Financial assets at fair value through profit or loss (FVTPL)	5,808	5,531

Financial assets, excluding derivatives	144,210	141,295
Investments in real estate	2,855	2,784

Total investments for general account	147,065	144,079

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total
Shares	900	963	—	—	1,863
Debt securities	97,099	1,634	172	—	98,905
Money market and other short term investments	8,796	1,159	—	—	9,955
Mortgages	—	—	—	26,552	26,552
Private loans	—	—	—	1,063	1,063
Deposits with financial institutions	—	—	—	190	190
Policy loans	—	—	—	2,207	2,207
Receivables out of share lease agreements	—	—	—	11	11
Other	1,254	2,052	—	158	3,464

June 30, 2012	108,049	5,808	172	30,181	144,210

	AFS	FVTPL	HTM	Loans	Total
Shares	869	968	—	—	1,837
Debt securities	94,722	1,529	168	—	96,419
Money market and other short term investments	9,382	1,090	—	—	10,472
Mortgages	—	—	—	26,012	26,012
Private loans	—	—	—	927	927
Deposits with financial institutions	—	—	—	452	452
Policy loans	—	—	—	2,180	2,180
Receivables out of share lease agreements	—	—	—	19	19
Other	887	1,944	—	146	2,977

December 31, 2011	105,860	5,531	168	29,736	141,295

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European peripheral countries exposure

AEGON’s exposure to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain amounts to EUR 1,011 million (December 31, 2011: EUR 1,112 million), of which EUR 769 million is included in the available-for-sale investments. The remainder of the exposure, amounting to EUR 242 million (December 31, 2011: EUR 214 million), relates to AEGON’s proportionate share in the investments of its associate CAM AEGON Holding Financiero (Spain).

The following table provides the amortized cost and fair value of AEGON’s exposure to European peripheral countries.

EUR millions Debt security exposure to:									June 30, 2012		Dec. 31, 2011
	Central Government		Banks		RMBS		Corporates and other		Total		Total
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Portugal	10	7	26	24	40	32	96	85	172	149	202	157
Italy	58	54	184	169	48	46	642	563	932	832	1,095	949
Ireland	25	24	1	1	177	134	362	394	565	553	582	584
Greece	—	—	—	—	5	3	22	24	27	27	34	32
Spain	918	818	410	339	708	609	816	742	2,852	2,507	3,194	2,965

Total	1,011	903	621	533	978	824	1,938	1,808	4,548	4,068	5,107	4,687

14. Investments for account of policyholders

EUR millions	June 30, 2012	Dec. 31, 2011
Shares	38,803	37,108
Debt securities	28,781	27,376
Money market and short-term investments	2,212	2,283
Deposits with financial institutions	2,980	2,813
Separate accounts and unconsolidated investment funds	77,241	71,284
Other	497	533

Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	150,514	141,397
Investment in real estate	1,119	1,132

Total investments for account of policyholders	151,633	142,529

15. Derivatives

In the first quarter of 2012, AEGON The Netherlands entered into a derivative to partially hedge its longevity risk. The derivative, with a notional amount of EUR 12 billion, becomes in the money if - over 20 years - realized mortality rates are more than 7.5% lower than pre-defined mortality tables. The derivative is measured at fair value through profit or loss in accordance with IAS 39. The value of the longevity derivative is calculated using an internal model as there is no active market for this type of derivative.

The movements in derivative balances mainly result from changes in market conditions.

16. Reinsurance assets

AEGON USA reinsured approximately EUR 1.2 billion of fixed annuities on a quota share basis resulting in an increase of reinsurance assets in the second quarter of 2012.

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17. Deferred expenses and rebates

EUR millions	June 30, 2012	Dec. 31, 2011
DPAC for insurance contracts and investment contracts with discretionary participation features	10,676	10,486
Deferred cost of reinsurance	606	541
Deferred transaction costs for investment management services	417	405
Unamortized interest rate rebates	180	201

Total deferred expenses and rebates	11,879	11,633

18. Share capital

EUR millions	June 30, 2012	Dec. 31, 2011
Share capital - par value	314	310
Share premium	8,783	8,787

Total share capital	9,097	9,097

Share capital - par value
Balance at January 1	310	278
Issuance	—	32
Stock dividend	4	—

Balance	314	310

Share premium
Balance at January 1	8,787	7,906
Issuance	—	881
Stock dividend	(4)	—

Balance	8,783	8,787

19. Other equity instruments

On February 7, 2012, AEGON issued USD 525 million in aggregate principal amount of 8.00% non-cumulative subordinated notes, due 2042, in an underwritten public offering in the United States registered with the U.S. Securities and Exchange Commission. The subordinated notes bear interest at a fixed rate of 8.00% and will not be cumulative and are priced at 100% of their principal amount.

The securities are subordinated and rank senior to the junior perpetual capital securities, equally with the perpetual cumulative subordinated bonds junior to all other liabilities. The conditions of the securities contain certain provisions for optional and required cancellation of interest payments. The securities have a stated maturity of 30 years, however AEGON has the right to call the securities for redemption at par for the first time on the coupon date in 2017, or on any coupon payment date thereafter.

The interest rate exposure on substantially all of these securities has been swapped to an EURIBOR based interest rate.

These notes are recognized as a compound instrument due to the nature of this financial instrument. Compound instruments are separated into equity components and liability components. At June 30, 2012 the equity component amount to EUR 271 million, subordinated borrowings amounts to EUR 42 million and a deferred tax liability (included in Other liabilities) amounts to EUR 93 million. Refer to note 20 for the component classified as Subordinated borrowings.

The proceeds from the issuance of the subordinated notes are used for general corporate purposes.

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20. Subordinated borrowings

Subordinated borrowings include a liability of EUR 42 million relating to the non-cumulative subordinated notes issued on February 7, 2012. This liability component of the non-cumulative subordinated notes is related to the redemption amount.

For further information on the non-cumulative subordinated notes refer to note 19.

21. Borrowings

EUR millions	June 30, 2012	Dec. 31, 2011
Debentures and other loans	10,528	9,199
Commercial paper	437	646
Short term deposits	17	18
Bank overdrafts	83	278

Total borrowings	11,065	10,141

Debentures and other loans

On May 23, 2012, AEGON USA sold asset backed securities (ABS) to institutional investors amounting to EUR 230 million. These securities consist of three tranches:

•	USD 227.5 million of class A-1 notes with a legal final maturity date of April 15, 2023 and priced at 99.652 with a coupon of three month Libor plus 1.30%.

•	USD 39.65 million of class A-2 notes with a legal final maturity date of April 15, 2023 and priced at 99.267 with a coupon of three month Libor plus 2.50%.

•	USD 24.5 million of class B notes with a legal final maturity date of April 15, 2023 and priced at 90.289 with a coupon of three month Libor plus 3.00%.

The net proceeds were used to finance a part of the existing bank loan portfolio of AEGON USA.

On May 8, 2012, AEGON The Netherlands sold class A residential mortgage backed securities (RMBS) to a broad group of institutional investors amounting to EUR 685 million. These securities consist of two tranches:

•	USD 600 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Libor plus 1.55%.

•	EUR 212 million of class A1 notes with an expected weighted average life of 3 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds were used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

On April 29, 2012 AEGON redeemed a EUR 1.0 billion senior loan, which matured.

On March 1, 2012, AEGON The Netherlands borrowed EUR 1.5 billion from the European Central Bank, under its Long Term Refinancing Operation (LTRO) program. The borrowing has a 3 year term and bears 1% interest per annum. The borrowing is fully collateralized. The funds will be mainly used to fund the mortgage loan production of AEGON The Netherlands.

Included in Debentures and other loans is EUR 1,025 million relating to borrowings measured at fair value (2011: EUR 1,010 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

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22. Commitments and contingencies

In Q2 2012, AEGON decided to bring forward the measures related to the agreement announced on July 13, 2009 and reduce future costs for its customers with unit-linked insurance policies. With these measures, AEGON commits to ‘best of class’ principles of the Dutch Ministry of Finance. Previously, AEGON’s approach was to settle compensation with clients when the policy expires. However, to comply with the Ministry’s principles, AEGON will now settle compensation immediately by making direct additions to policy values before year-end 2012. As a result of this acceleration of previously announced measures, AEGON has recorded a charge of EUR 265 million before tax in the second quarter of 2012 included in Claims and Benefits.

In addition, AEGON will reduce future policy costs beginning in 2013 onward for the large majority of its unit-linked portfolio. This will decrease income before tax over the remaining duration of the policies by approximately EUR 125 million, based on the current present value.

There have been no other material changes in contingent assets and liabilities as reported in the 2011 consolidated financial statements of AEGON.

23. Acquisitions / Divestments

AEGON signed an agreement to dispose of its interest in Prisma Capital Partners LP (“Prisma”) to KKR. Prisma, which is accounted for as an associate, serves as an investment manager for certain of AEGON’s hedge fund investments as well as for other third parties. The transaction is expected to close in the fourth quarter of 2012 and is subject to regulatory approval and other closing commitments. The book value as at June 30, 2012 was nil. AEGON’s share in Prisma earnings amounted to EUR 5 million for the first six months of 2012 (full year 2011: EUR 13 million).

There were no other significant acquisitions or divestments during the first six months of 2012.

24. Events after the balance sheet date

On July 18, AEGON issued EUR 500 million in senior unsecured notes, due July 18, 2017. The notes were issued under AEGON’s USD 6 billion debt issuance program at a price of 99.712%, and will carry a coupon of 3.00%. Net proceeds from this issuance will be used for general corporate purposes and the redemption of short-term debt.

Following the announced merger between Banca Cívica and CaixaBank in Spain, AEGON reached an agreement, on August 3, 2012, with CaixaBank to end the life, health and pension partnership with Banca Cívica and sell its 50% interest in the joint ventures to CaixaBank for a total consideration of EUR 190 million. The transaction is expected to close in the third quarter of 2012 and is subject to regulatory approvals. The sale is expected to result in a book gain of approximately EUR 35 million before tax. AEGON’s share in underlying earnings before tax of the joint venture totaled EUR 9 million for the first six months of 2012 (full year 2011: EUR 16 million).

There were no other events after the balance sheet date with a significant impact on the financial position of the Company as of June 30, 2012.

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Management statement

The interim report for the six months ended June 30, 2012 consists of the condensed consolidated interim financial statements, the Q2 results release and the responsibility statement by the Company’s Executive Board. The information in this interim report is unaudited.

The Executive Board is responsible for preparing the condensed consolidated interim financial statements in accordance with Dutch law and those International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and with IFRS as issued by the International Accounting Standards Board (IASB).

The Executive Board declares that, to the best of its knowledge, the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the EU, with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial condition and profit or loss of AEGON N.V. and the undertakings included in the consolidation as a whole and that the Q2 results release includes a fair review of the information required pursuant to section 5:25d, subsections 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

The Hague, August 8, 2012

A.R. Wynaendts

Chairman of the Executive Board and CEO

J.J. Nooitgedagt

Member of the Executive Board and CFO

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Disclaimer

Cautionary note regarding non-GAAP measures

This document includes a non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of this report. AEGON believes that this non-GAAP measure, together with the IFRS information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about AEGON’s results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of AEGON’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. AEGON undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in AEGON’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities AEGON holds; and

-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that AEGON holds;

•	Changes in the performance of AEGON’s investment portfolio and decline in ratings of the company’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of AEGON’s insurance products;

•	Reinsurers to whom AEGON has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting AEGON’s operations, ability to hire and retain key personnel, the products the company sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which AEGON operates;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of AEGON’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on the company’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of AEGON’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital AEGON is required to maintain;

•	Litigation or regulatory action that could require AEGON to pay significant damages or change the way the company does business;

•

As AEGON’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt the company’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for AEGON’s products;

•	Changes in accounting regulations and policies may affect AEGON’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including AEGON’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt AEGON’s business; and

•	AEGON’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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CORPORATE AND SHAREHOLDER INFORMATION

HEADQUARTERS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone: + 31 70 344 32 10

www.aegon.com

GROUP CORPORATE COMMUNICATIONS & INVESTOR RELATIONS

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

MEDIA

Telephone:	+ 31 70 344 83 44
E-mail:	gcc-ir@aegon.com

ANALYSTS AND INVESTORS

Telephone:	+ 31 70 344 83 05 or + 1 877 548 96 68 - toll free USA only
E-mail:	ir@aegon.com

PUBLICATION DATE FIGURES IN 2012 AND 2013

Thursday, November 8, 2012	Results third quarter 2012
Friday, February 15, 2013	Results fourth quarter 2012
Wednesday, May 8, 2013	Results first quarter 2013
Thursday, August 8, 2013	Results second quarter 2013
Thursday, November 7, 2013	Results third quarter 2013

PRESS RELEASE AND SUPPLEMENTS

AEGON’s Q2 2012 press release and Q2 2012 Financial Supplement are available on AEGON’s website www.aegon.com.

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ABOUT AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and investment company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 25,000 people and have nearly 47 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, employees, shareholders and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets.